Vemics, Inc.

523 Avalon Gardens Drive

Nanuet, NY 10954

October 12, 2007

VIA EDGAR

Collin Webster, Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Vemics, Inc. - Registration Statement on Form 10-SB (File No. 0-52765)

Dear Mr. Webster:

On behalf of Vemics, Inc., we hereby request the Securities and Exchange Commission to withdraw the above referenced Registration Statement on Form 10-SB, effective October 12, 2007. We intend to re-file the Registration Statement upon completion of our audited financial statements for the fiscal year ended June 30, 2007, which we expect to occur in the coming weeks. We will respond to the Staff's comments included in its letter dated September 12, 2007 in connection with the filing of a new Registration Statement on Form 10-SB.

Very truly yours,

VEMICS, INC.

By /s/ Craig Stout
    Craig Stout, COO